Tenet Signs Cooperative Agreement with Huai'an Rural Commercial Bank

Toronto, Ontario--(Newsfile Corp. - June 10, 2022) - Tenet Fintech Group Inc. (CSE: PKK) (OTC Pink: PKKFF) ("Tenet" or the "Company"), an innovative AI service provider and operator of the Business Hub™, today announced that it has signed a cooperative agreement with Huai'an Rural Commercial Bank Ltd. ("HRCB") to create a program to bring better access to credit to the underserved restaurant and food services industry.

Despite the fact that the food services industry generates over USD$800 billion in annual sales in China, entrepreneurs in the restaurant and food services industry often have difficulty obtaining loans and credit from banks and other lenders, which means the sector could benefit greatly from Tenet's Business Hub™. Often seen as a high-risk sector because of its high turnover rate and other factors, lenders have typically tended to shy away from the industry. But Tenet and HRCB believe that the Business Hub™'s LendingPro™ credit management module could significantly help mitigate the risks associated with lending to restaurants and food services businesses. Specifically designed to provide greater system integration between banking systems and the Business Hub™, LendingPro™ will allow HRCB to assess the credit worthiness and monitor the activities of the city of Huai'an's restaurants and food services businesses to qualify them for credit based on a combination of HRCB's credit criteria and LendingPro™'s built-in AI functions. The businesses that qualify will obtain a revolving credit of up to 50,000 RMB (about CAD$10,000) from HRCB to purchase goods and supplies from a list of Business Hub™ approved vendors and suppliers. The credit will be made available through a mobile app to make paying suppliers as convenient as possible. While HRCB will earn interest on the credit extended, Tenet will earn a 2% one-time service fee, payable by the supplier, on each transaction paid for through the program.

As HRCB (http://www.harcb.com/) is a regional bank, today's announced agreement will see the program created by HRCB and Tenet being offered only to businesses located in Huai'an, a city in Jiangsu province with a population of approximately 4.5M residents. However, Tenet has plans to partner with other regional and national banks to replicate the program in other parts of the country to bring much needed financial relief to the country's estimated 6.35M restaurants, beverage shops and catering businesses. A Canadian version of the program is also being discussed, which could be introduced at the 2023 RC Show, as Tenet continues to prepare for the launch of the Canadian segment of its Business Hub™ later this year.

About Tenet Fintech Group Inc.:

Tenet Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) and artificial intelligence (AI) companies. All references to Tenet in this news release, unless explicitly specified, includes Tenet and all its subsidiaries. Tenet's subsidiaries provide various analytics and AI-based services to businesses and financial institutions through various Business Hubs™ to create a global ecosystem where analytics and AI are used to create opportunities and facilitate B2B transactions among its members. Please visit our website at: http://www.tenetfintech.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

MZ Group - MZ North America

Mark Schwalenberg, CFA
312-261-6430
mark.schwalenberg@mzgroup.us

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Forward-Looking Statements / Information:

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